UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRIVATEBANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
742962 10 3
(CUSIP Number)
Collin E. Roche
GTCR Golder Rauner II, L.L.C.
6100 Sears Tower
Chicago, Illinois 60606-6402
(312) 382-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
COPY TO:
Dennis M. Myers, P.C.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000
December 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Fund IX/A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,966,207

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,966,207

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,966,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.03%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Partners IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,460,784

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,460,784

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,460,784

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.62%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Golder Rauner II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,483,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,483,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,483,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.69%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR FUND IX/B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		494,577

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		494,577

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	494,577

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.73%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR CO-INVEST III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		22,323

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,323

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,323

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.08%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

     Item 1. Security and Issuer.
     The class of equity security to which this statement relates is the common stock, no par value (the “Common Stock”), of PrivateBancorp, Inc., a Delaware corporation (the “Issuer ”). Each of the persons named in Item 2 below may also be deemed to be the beneficial owner of shares of Common Stock through its ownership of the Series A Junior Nonvoting Preferred Stock, no par value (the “Preferred Stock”) of the Issuer, which is convertible into Common Stock in limited circumstances, as set forth in the Certificate of Designations of the Series A Junior Nonvoting Preferred Stock (the “Certificate of Designations”), which is filed as an exhibit hereto and is incorporated herein by reference. The address of the Issuer’s principal executive offices is 70 West Madison, Chicago, IL 60602.
     Item 2. Identity and Background.
     (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”), by virtue of its direct beneficial ownership of Common Stock and Preferred Stock; (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”), by virtue of its direct beneficial ownership of Common Stock and Preferred Stock; (iii) GTCR Co-Invest III, L.P., a Delaware limited partnership (“Co-Invest” and together with Fund IX/A, Fund IX/B and Co-Invest, the “GTCR Funds ”), by virtue of its direct beneficial ownership of Common Stock and Preferred Stock; (iv) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of it being the general partner of Fund IX/A and Fund IX/B; and (v) and GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX, and Co-Invest. Fund IX/A, Fund IX/B, Co-Invest, Partners IX and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”
     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
     The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
     Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference.
     (b) The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.
     (c) The principal business of each of the Reporting Persons, including Partners IX as general partner of Fund IX/A and Fund IX/B and GTCR as general partner of Partners IX and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.
     (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) All individuals named in Schedule A to this statement are citizens of the United States.
     Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to a Stock Purchase Agreement, dated November 26, 2007, between the Issuer, the GTCR Funds and other purchasers (the “Stock Purchase Agreement”), the GTCR Funds acquired an aggregate of 2,055,033 shares of Common Stock and 1,428.074 shares of Preferred Stock for an aggregate purchase price of $100,000,001.97. The GTCR Funds’ source of funds was capital contributions from the partners of the GTCR Funds.
     A copy of the Stock Purchase Agreement is filed as an exhibit hereto and is incorporated herein by reference. The summary of this agreement and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.
     Item 4. Purpose of Transaction.
     The GTCR Funds hold the Common Stock and Preferred Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the GTCR Funds may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.
     Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.
     Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.
     The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.
     Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, each share of Preferred Stock is convertible into 1,000 shares of Common Stock. The following information is as of the date hereof and assumes there are 29,576,199 shares of Common Stock outstanding.
     By virtue of its beneficial ownership of 1,216.124 shares of Preferred stock (assuming conversion of all such 1,216.124 shares of Preferred Stock into 1,216,124 shares of Common Stock) and 1,750,062 shares of Common Stock, Fund IX/A is the direct beneficial owner of 2,966,206 shares of Common Stock, or approximately 10.03% of the Common Stock outstanding as of the date of this statement.
     By virtue of its beneficial ownership of 202.777 shares of Preferred stock (assuming conversion of all such 202.777 shares of Preferred Stock into 202,777 shares of Common Stock) and 291,800 shares of Common Stock, Fund IX/B is the direct beneficial owner of 494,577 shares of Common Stock, or approximately 1.73% of the Common Stock outstanding as of the date of this statement.
     Partners IX, as the sole general partner of Fund IX/A and Fund IX/B, may be deemed to possess indirect beneficial ownership of the 3,460,784 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B (assuming conversion of all of the shares of Preferred Stock held by Fund IX/A and

Fund IX/B into Common Stock), which represents approximately 11.62% of the Common Stock as of the date of this statement. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A and Fund IX/B.
     By virtue of its beneficial ownership of 9.152 shares of Preferred stock (assuming conversion of all such 9.152 shares of Preferred Stock into 9,152 shares of Common Stock) and 13,171 shares of Common Stock, Co-Invest is the direct beneficial owner of 22,323 shares of Common Stock, or approximately 0.08% of the Common Stock as of the date of this statement.
     GTCR, as the sole general partner of Co-Invest and Partners IX, may be deemed to possess indirect beneficial ownership of the 3,483,107 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B and Co-Invest (assuming conversion of all of the shares of Preferred Stock held by Fund IX/A, Fund IX/B and Co-Invest into Common Stock), which represents approximately 11.69% of the Common Stock as of the date of this statement. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A, Fund IX/B and Co-Invest.
     (b) The following information assumes (a) conversion of the 1,216.214 shares of Preferred Stock held by Fund IX/A into 1,216.214 shares of Common Stock; (b) conversion of the 202.777 shares of Preferred Stock held by Fund IX/B into 202,777 shares of Common Stock; and (c) conversion of the 9.152 shares of Preferred Stock held by Co-Invest into 9,152 shares of Common Stock.
     Fund IX/A has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 2,966,206 shares of Common Stock. Fund IX/B has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 494,577 shares of Common Stock. Co-Invest has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 22,323 shares of Common Stock.
     By virtue of the relationship among Fund IX/A, Fund IX/B and Partners IX described in Item 2, Partners IX may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 3,460,784 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B. By virtue of the relationship among Fund IX/A, Fund IX/B, Partners IX, Co-Invest and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 3,483,107 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B and Co-Invest.
     The filing of this statement by Partners IX and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
     (c) Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, has effected any transactions in the Common Stock during the past 60 days.
     (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.
     (e) Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Reference is made to the responses to Items 1, 2, 3, 4 and 5 of this Statement which is incorporated by reference in response to this Item.
     Pursuant to the Stock Purchase Agreement, the Issuer agreed to appoint to its board of directors (the “Board”) a person nominated by the GTCR Funds, who initially is Collin E. Roche. The GTCR Funds continue to have the right to maintain their designee on the Board so long as the GTCR Funds continue to own at least 50% of the securities issued to the GTCR Funds and other purchasers pursuant to the Stock Purchase Agreement. In the event that the GTCR Funds do not have a designee on the Board but hold at least 4.9% of the outstanding Common Stock (calculated assuming conversion of the Preferred Stock), the GTCR Funds will be entitled to designate an individual to attend, but not vote at, all meetings of the Board and to receive all materials distributed to the members of the Board. The Stock Purchase Agreement provides also that the GTCR Funds may not, without the consent of the Issuer, acquire stock of the Issuer such that the aggregate number of shares held by the GTCR Funds would exceed 14.9% of the Issuer’s voting stock. The GTCR Funds agreed further, subject to certain exceptions, not to sell, transfer or otherwise dispose of, or enter into any hedging transaction with respect to, the shares of Common Stock acquired pursuant to the Purchase Agreement (including any shares of Common Stock resulting from conversion of Preferred Stock) for a period of one year with respect to 50% of such shares and a period to two years with respect to the remaining 50% of such shares. The Issuer paid the out-of-pocket fees and expenses incurred by the GTCR Funds in connection with the Stock Purchase Agreement, up to $1.0 million.
     The GTCR Funds, the Issuer and other investors of the Issuer are parties to a Preemptive and Registration Rights Agreement, dated as of December 11, 2007 (the “Registration Agreement”), which, subject to certain conditions and limitations, include, among others, the following provisions. This agreement grants to Fund IX/A, so long as Fund IX/A and its affiliates continue to hold 25% of the of the Common Stock acquired by the GTCR Funds pursuant to the Stock Purchase Agreement (calculated by counting the Preferred Stock as if it had been converted to Common Stock), or if Fund IX/A and its affiliates do not hold such amount, the holders of 50% of the Registrable Securities, the right, at any time after December 11, 2008, to demand that the Issuer file a registration statement with the Commission. Such registration statement must register for sale at least 25% (or a lower percentage if the aggregate net offering price exceeds $50,000,000) of the Common Stock then outstanding which has not been registered and which was (a) issued pursuant to the Stock Purchase Agreement, (b) issued in respect of any shares of Common Stock or Preferred Stock issued pursuant to the Stock Purchase Agreement and (c) otherwise acquired by GTCR Funds and the other investors party to the Registration Agreement. The shares of Common Stock referred to in (a), (b) and (c) are collectively referred to herein as the “Registrable Securities.” The Registration Agreement also requires the Issuer to file with the Commission, within nine months of the date of the Registration Agreement, a shelf registration statement, which, once it is declared effective by the Commission, Fund IX/A or the holders of 50% of the Registrable Securities may draw down upon an unlimited number of times to register for resale at least 25% of the Registrable Securities (or a lower percentage if the aggregate net offering price exceeds $25,000,000). The GTCR Funds and the other investors party to the Registration Agreement have also the right to include their Registrable Securities on other registration statements filed by the Issuer with the Commission. The Issuer agreed to use its commercially reasonable efforts or, in certain circumstances, its reasonable best efforts to have any of the registration statements described above declared effective by the Commission, to cause such registration statements to remain effective for certain periods, to indemnify the holders of Regsitrable Securities in certain circumstances and to pay certain expenses related to the registrations described above. The Registration Agreement prohibits the Issuer from granting to any other person or entity the right to request, or to include securities other than Common Stock in, a demand registration. The Registration Agreement also grants the holders of Registrable Securities (including GTCR IX/A and its affiliates) the right to participate in certain registered public offerings of the Issuer’s securities, whether offered by the Company or its stockholders.
     The Registration Agreement requires also that, so long as Fund IX/A and its affiliates maintain a beneficial ownership greater than 5.0% of the outstanding Common Stock of the Issuer (calculated assuming conversion of the Preferred Stock), in the event the Issuer makes an equity offering of Common Stock (other than in certain circumstances primarily related to compensation plans and acquisitions) for cash, the Issuer must afford Fund IX/A and its affiliates the right to acquire Common Stock from the Issuer on the same terms as in such equity offering. Fund IX/A and its affiliates may purchase in such equity offering shares of Common Stock such that the aggregate percentage beneficial ownership of Common Stock of Fund IX/A and its affiliates before such offering is unchanged following such offering. A copy of the Registration Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

     In connection with the Stock Purchase Agreement, the GTCR Funds and the Issuer also entered into a Side Letter Agreement, dated as of November 26, 2007 (the “Side Letter Agreement”), whereby the parties confirmed their understanding and agreement regarding certain matters relating to the transactions contemplated by the Stock Purchase Agreement and the Registration Agreement. A copy of the Side Letter Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

     Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement Among the Reporting Persons dated as of December 17, 2007

Exhibit 2	Form of Certificate of Designations of Series A Junior Nonvoting Preferred Stock of PrivateBancorp, Inc. *

Exhibit 3	Form of Stock Purchase Agreement, dated as of November 26, 2007, between PrivateBancorp, Inc. and the Purchasers named therein. *

Exhibit 4	Form of Preemptive and Registration Rights Agreement dated as of November 26, 2007 *

Exhibit 5	Form of Side Letter Agreement, dated as of November 26, 2007, among PrivateBancorp, Inc., GTCR Fund IX/A, L.P., GTCR Fund IX/B, L.P. and GTCR Co-Invest III, L.P.

Exhibit 6	Powers of Attorney for the Reporting Persons, dated December 12, 2007.

*	Incorporated by reference to PrivateBancorp, Inc.’s Current Report on Form 8-K dated November 26, 2007 (Registration No. 000-25887).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: December 17, 2007

GTCR FUND IX/A, L.P.
By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.
	Name:	Dennis M. Myers, P.C.
	Its:	Attorney-in-Fact

GTCR FUND IX/B, L.P.
By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.
	Name:	Dennis M. Myers, P.C.
	Its:	Attorney-in-Fact

GTCR CO-INVEST III, L.P.
By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.
	Name:	Dennis M. Myers, P.C.
	Its:	Attorney-in-Fact

GTCR PARTNERS IX, L.P.
By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.
	Name:	Dennis M. Myers, P.C.
	Its:	Attorney-in-Fact

GTCR GOLDER RAUNER II, L.L.C.
By:	/s/ Dennis M. Myers, P.C.
	Name:	Dennis M. Myers, P.C.
	Its:	Attorney-in-Fact

SCHEDULE A
     GTCR is managed through a six-person members committee, consisting of Philip A. Canfield, David A. Donnini, Edgar D. Jannotta, Jr., Joseph P. Nolan, Bruce V. Rauner and Collin E. Roche, who is a director of the Issuer. Decisions of the members committee with respect to the voting and disposition of the shares of Common Stock and Preferred Stock are made by a vote of a majority of its members, and, as a result, no single member of the members committee has voting or dispositive authority over such shares. Each of Messrs. Canfield, Donnini, Jannotta, Nolan, Rauner, Roche, along with Craig A. Bondy, Vincent J. Hemmer, David S. Katz and Constantine S. Mihas, is a principal of GTCR, and each of them disclaims beneficial ownership of the shares held by the GTCR Funds, except to the extent of his proportionate pecuniary interest in such shares.
     The principal occupation of each of the individuals listed on this Schedule A is serving as a principal and member of GTCR. Each of the individuals listed on this Schedule A is a citizen of the United States, and the business address of each such individual is GTCR Golder Rauner II, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.
     The filing of this statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.